CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Seligman Time Horizon/Harvester Series, Inc.:

We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to Registration Statement No. 333-85111 on Form N-1A of our report dated February 23, 2005, relating to the financial statements of Seligman Time Horizon/Harvester Series, Inc., appearing in the Annual Report to Shareholders of Seligman Time Horizon/Harvester Series, Inc. for the year ended December 31, 2004, which is incorporated by reference in the Statement of Additional Information, which is incorporated by reference in the Prospectuses, which are parts of such Registration Statement, and to the references to us under the captions "General Information--Independent Registered Public Accounting Firm" in the Statement of Additional Information and "Financial Highlights" in the Prospectuses.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 26, 2005